(m)(2)(i)

May 1, 2015

Voya Variable Portfolios, Inc. 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Variable Portfolios, Inc. Second Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID with respect to Voya International Index Portfolio, a series of Voya Variable Portfolios, Inc. (“VVPI”), pursuant to the VVPI Second Amended and Restated Shareholder Service and Distribution Plan for Class ADV Shares (the “Distribution Plan”) in an amount equal to 0.01% per annum on the average daily net assets attributable to Class ADV Shares as if the distribution fee specified in the Distribution Plan were 0.24%. By this letter, we agree to waive that fee for the period May 1, 2015 through May 1, 2016.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:
Voya Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President